UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press Release dated August 4, 2015 titled “Nortel Inversora S.A. Announces Consolidated First Half Results for Fiscal Year 2015”

Item 1

Nortel Inversora S.A. Announces Consolidated First Half Results for Fiscal Year 2015

BUENOS AIRES, Argentina, Aug. 4, 2015 /PRNewswire/ — Nortel Inversora S.A. (“Nortel” or the “Company”) (NYSE: NTL) whose sole material activity is holding 54.74% of the capital stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 15,221,373 of its own stock as of June 30, 2015. As a result, the political and economic rights of Nortel have increased to 55.60 % of Telecom’s outstanding stock as of such date.

Nortel announces consolidated income of Ps. $ 1,978 million for the six-month period ending June 30 of fiscal year 2015, of which Ps.$ 1,087 million correspond to Nortel as controlling shareholder.

Relevant matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Meeting held on April 29, 2015

The Ordinary and Extraordinary General Meeting held on April 29, 2015 resolved, among other items:

1.	to approve the Annual Report and Financial Statements as of December 31, 2014;

2.	to allocate the non-appropriated profit amount as of December 31, 2014, of Ps. $ 2,039 million, to the already existing “Voluntary Reserve for the Future Distribution of Dividends”, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

3.	the appointment of the members of the Supervisory Committee for fiscal year 2015.

Distribution of cash dividends

The Company’s Board of Directors, during its meeting held on May 18, 2015, decided to deduct an amount of Ps.$ 570 million from the “Voluntary Reserve for the Future Distribution of Dividends” and distributed such amount as cash dividends, of which Ps.$ 279 million correspond to Series “B” Preferred Shares and Ps.$ 291 million correspond to common stock. The above mentioned dividends were made available as from June 1, 2015

(Financial Tables below)

Six Month Period of Fiscal Year ending December 31, 2015

(In millions of Argentine Pesos)

Consolidated Income Statement	June 2015	December 2014
Revenues and other income	18,507	15,615
Operating costs	(15,374)	(13,007)

Operating income	3,133	2,608
Financial results, net	(97)	162

Net income before income tax expenses	3,036	2,770
Income tax expense	(1,058)	(939)

Net income	1,978	1,831

Other comprehensive income, net of tax	(49)	233
Total comprehensive income for the period	1,929	2,064

Consolidated Balance Sheet	June 2015	December 2014
Current assets	8,049	6,581
Non-current assets	22,988	19,924

Total assets	31,037	26,505
Current liabilities	12,299	9,115
Non-current liabilities	2,821	2,454
Total liabilities	15,120	11,569

Equity attributable to Nortel	8,683	8,185
Equity attributable to non-controlling shareholders	7,234	6,751

Total equity	15,917	14,936

Total liabilities and equity	31,037	26,505

Ratios

Liquidity (a)	0.65	0.72
Indebtedness (b)	0.95	0.77

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders’ equity.

CONTACT: Maria de los Angeles Blanco Salgado, Responsible in Market Relations, +54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 5, 2014	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations